12012899

UNITEDSTATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 49127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Third Avenue
(No. and Street)

New Brighton (City) Pennsylvania (State) 15066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Blake Daniels 724-846-2488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goff Backa Alfera & Company, LLC
(Name – *if individual, state last, first, middle name*)

3325 Saw Mill Run Blvd (Address) Pittsburgh (City) Pennsylvania (State) 15227 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Blake Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stacie L. Weckerly, Notary Public
New Brighton Boro, Beaver County
My Commission Expires July 27, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goff
Backa
Alfera &
Company, LLC

Certified Public Accountants

Fortune Financial Services, Inc.
Agreed-Upon-Procedures
For The Year Ended
December 31, 2011

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Fortune Financial Services, Inc.
Agreed-Upon-Procedures
For The Year Ended
December 31, 2011

Fortune Financial Services, Inc.
Index to Agreed-Upon-Procedures
For The Year Ended December 31, 2011

CONTENTS

PAGE

Goff Backa Alfera & Company, LLC
Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to Fortune Financial Services, Inc. SIPC Assessment Reconciliation

To the Shareholders
Fortune Financial Services, Inc.
New Brighton, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Fortune Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fortune Financial Services, Inc., compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fortune Financial Services, Inc.'s management is responsible for Fortune Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (there were no cash disbursements made in 2011), no differences were noted;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, no differences were noted;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments noted in Form SIPC-7. No differences were noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules. There were no adjustments noted in Form SIPC-7. No differences were noted; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. This step was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goff Backa Alfera & Company, LLC

Goff Backa Alfera & Company, LLC
February 25, 2012

Member: American and Pennsylvania Institutes of Certified Public Accountants
Center for Public Company Audit Firms • Employee Benefit Plan Audit Quality Center • Governmental Audit Quality Center • Private Companies Practice Section

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12-31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049727 FINRA DEC
FORTUNE FINANCIAL SERVICES INC 14*14
1010 3RD AVE
NEW BRIGHTON PA 15066-2012

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form. 724-846-2488
BLAKE W. DANIELS, CFO

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
— Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for — days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 0
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

-N/A-

-N/A-

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FORTUNE FINANCIAL SERVICES, INC.
(Name of Corporation, Partnership or other organization)

Blake W. Daniels
(Authorized Signature)

CFO
(Title)

Dated the 24 day of FEBRUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01, 2011
and ending 12-31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,973,189
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,941,523
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	31,666
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	7,973,189
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)

Fortune Financial Services, Inc.

Audited Financial Statements
For The Years Ended
December 31, 2011 and 2010

Fortune Financial Services, Inc.
Index to Audited Financial Statements
For The Years Ended December 31, 2011 and 2010

CONTENTS

Goff Backa Alfera & Company, LLC
Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Fortune Financial Services, Inc. (a Pennsylvania S-Corporation) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Financial Services, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goff Backa Alfera & Company LLC

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania
February 22, 2012

Fortune Financial Services, Inc.
Statements of Financial Condition
December 31,

ASSETS

	2011	2010
CURRENT ASSETS		
Cash	$ 734,681	$ 869,878
Cash in centralized registration depository account	1,670	13,550
Investments	9,804	9,492
Commissions receivable	617,542	667,914
TOTAL CURRENT ASSETS	1,363,697	1,560,834
EQUIPMENT		
Equipment	79,887	79,173
Less accumulated depreciation	(72,033)	(65,864)
TOTAL EQUIPMENT	7,854	13,309
TOTAL ASSETS	$ 1,371,551	$ 1,574,143

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
CURRENT LIABILITIES		
Accounts payable	$ 28,441	$ 6,414
Accrued expenses	13,492	14,625
Commissions payable	531,087	574,405
Escrowed deposits	182,896	235,152
Withholding taxes payable	3,569	2,172
Current portion of long term debt	25,039	31,731
TOTAL CURRENT LIABILITIES	784,524	864,499
LONG TERM LIABILITIES		
Notes payable	-	25,039
TOTAL LIABILITIES	784,524	889,538
STOCKHOLDERS' EQUITY		
Common stock ($1 Par Value, 100 Shares Authorized, Issued and Outstanding)	100	100
Additional paid-in capital	46,747	46,747
Retained earnings	534,976	632,866
Accumulated other comprehensive income	5,204	4,892
TOTAL STOCKHOLDERS' EQUITY	587,027	684,605
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,371,551	$ 1,574,143

See Independent Auditors' Report and Notes to Financial Statements.

Fortune Financial Services, Inc.
Statements of Income
For the Years Ended December 31,

	2011	2010
REVENUES		
Commissions	$ 7,468,278	$ 7,988,237
Interest	1	24
Mortgage fees	-	17,740
Other income	504,911	734,227
TOTAL REVENUES	7,973,190	8,740,228
EXPENSES		
Commissions and fees	6,237,064	6,960,629
Licenses	97,769	113,605
Salaries and related taxes	389,065	398,081
Depreciation	6,169	7,059
Occupancy	52,029	53,896
Communications	8,757	8,415
Other expenses	430,227	455,268
TOTAL EXPENSES	7,221,080	7,996,953
NET INCOME	$ 752,110	$ 743,275

Fortune Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Par Value	Capital	Earnings	Income	Equity
Balance January 1, 2010	100	$ 100	$ 46,747	$ 489,591	$ 3,328	$ 539,766
Distributions to stockholders	-	-	-	(600,000)	-	(600,000)
Net income	-	-	-	743,275	-	743,275
						-
Other comprehensive income						
Unrealized gain on investments	-	-	-	-	1,564	1,564
Balance at December 31, 2010	100	100	46,747	632,866	4,892	684,605
Distributions to stockholders	-	-	-	(850,000)	-	(850,000)
Net income	-	-	-	752,110	-	752,110
Other comprehensive income						
Unrealized gain on investments	-	-	-	-	312	312
Balance at December 31, 2011	100	$ 100	$ 46,747	$ 534,976	$ 5,204	$ 587,027

See Independent Auditors' Report and Notes to Financial Statements.

Fortune Financial Services, Inc.
Statements of Cash Flows
For the Years Ended December 31,

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 752,110	$ 743,275
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation expense	6,169	7,059
Changes in Assets/Liabilities:		
Decrease in prepaid expenses	-	533
Decrease in commissions receivable	50,372	17,990
Increase (Decrease) in accounts payable	22,027	(25,876)
Increase (Decrease) in accrued expenses	(1,133)	1,034
Decrease in commissions payable	(43,318)	(15,473)
Decrease in escrowed deposits	(52,256)	(174,627)
Increase in witholding taxes payable	1,397	344
NET CASH PROVIDED BY OPERATING ACTIVITIES	735,368	554,259
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(714)	(2,069)
Principal payments on note agreement	(31,731)	(27,399)
NET CASH(USED) PROVIDED BY INVESTING ACTIVITIES	(32,445)	(29,468)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Shareholders	(850,000)	(600,000)
NET DECREASE IN CASH	(147,077)	(75,209)
CASH AT BEGINNING OF YEAR	883,428	958,637
CASH AT END OF YEAR	$ 736,351	$ 883,428

Fortune Financial Services, Inc.
Notes to Financial Statements
For The Years Ended December 31, 2011 and 2010

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is registered with Financial Industry Regulatory Authority (FINRA). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2011, the company did not have any cash equivalents.

Revenue Recognition

Commission revenues are recognized as they are earned, and are based on historical production level of sales for various products.

Commissions Receivable

Commissions receivable consisted of estimated revenues due from investment and insurance companies earned by Company representatives on which the investment and insurance companies have not paid the Company as of year end. The commissions at December 31, 2011, have been estimated using the preceding twelve months cash receipts. Management feels that this balance is fully collectable and an allowance has not been established.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Commissions Payable

Commissions payable consists of the estimated portion of the commissions receivable payable to the Company's registered representatives. This estimate is based on the historical average payout ratio, which is based on signed contracts with each of the registered representatives.

Escrowed Deposits

Escrowed deposits represents fees that have been paid to the Company by their registered representatives, but have not yet been earned by the Company. Amounts when earned are included in other income on the statement of income.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2011 and 2010.

Concentration of Risk

The Company maintains cash interest bearing deposits at more than one bank. The majority of their accounts are held at a bank which has unlimited insurance by the Federal Deposit Insurance Corporation through December 31, 2012. At December 31, 2011, the Company's did not have any cash that was in excess of the insurance limits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Investments

Investments in securities are carried at fair value based on quoted market prices (considered level 1 inputs) and are considered available for sale. Unrealized gains and losses on securities are excluded from earnings and reported as a separate component of stockholders' equity. The change in net unrealized gains and losses is reported as comprehensive income. Cost of securities sold is recognized using the specific identification method. The investments consist of 400 shares of Nasdaq stock. These shares have a cost basis of $4,600.

Note 3 – Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such the Company and the related party have agreed to continue the lease on a month to month basis. During 2011, they paid twelve monthly payments of $3,300. During March 2010, the Company entered into a month to month lease with the same related party for office equipment. The lease calls for monthly payments of $800. The rent expense is included in the occupancy expenses on the statement of income.

Note 4 – Note Payable

On September 18, 2009, the Company entered into an agreement with FINRA to pay a fine totaling $125,000. The entire fine was reported as an expense in the income statement in 2009. The company agreed to pay $31,250 immediately, with the remaining $93,750 being subject to a note agreement that calls for 36 monthly payments of $2,865 and accrues interest at 6.25%. The balance on the note as of December 31, 2011 was $25,039, all of which is due during 2012 and is shown as current on the statement of financial condition.

Note 5 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company matches employee contributions up to 4% of gross wages. Retirement plan expense for the year ended December 31, 2011 and 2010 was $9,658, and $11,536, respectively. These expenses are included in the other expenses on the statements of income.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2011, the Company had net capital of $434,080 in excess of its required net capital of $52,301. The Company's ratio of aggregate indebtedness to net capital was 1.61 to 1.

Note 7 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the years ended December 31, 2011 and 2010; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 8 – Contingencies

The Company is subject from time to time to certain claims and litigations in the ordinary course of business. It is the opinion of the Company's management that the outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Note 9 – Supplemental Schedules Required Under Rule 15c3-3

The Company claims exemption k (1) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Note 10 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through February 22, 2012, which is the date the financial statements were available to be issued.

Fortune Financial Services, Inc.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

	Original Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 664,530	(77,503)	$ 587,027
Deductions and /or Charges:			
Non-allowable assets:			
Petty cash	104		104
CRD account	1,670		1,670
Ridgeway & Conger account	3,092		3,092
Net commissions receivable	86,822	(367)	86,455
Prepaid expenses	(800)	800	-
Equipment net	3,628	4,226	7,854
Total non-allowble assets	94,516		99,175
Net capital before haircuts	570,014		487,852
Haircuts			
15% fair market value of investment	1,471		1,471
Net Capital	$ 568,543		$ 486,381
Aggregate Indebtedness	733,396	51,128	784,524
Computation of Basic Net Capital Requirement Minimum Net Capital Required ($5,000 or 6 2/3% of Aggregate indebtedness)	$ 48,893		$ 52,301
Excess Net Capital (Net Capital minus Minimum net capital)	$ 519,651		$ 434,080
Excess Net Capital at 100% (Net capital minus 10% of Total aggregate indebtedness)	$ 495,203		$ 407,929
Ratio: Aggregate Indebtedness to Net Capital	129%		161%

Adjustments to stockholders equity between original focus report and amended focus report consist of:

Increase in fixed assets to capitalize current year additions and to adjust depreciation expense	$ 4,228
Adjustment to commissions receivable (14% nonallowable)	(369)
Adjustment to cash and related revenue for deposits inadvertently recorded twice	(28,784)
Adjustment for deferred revenue to correct amounts received	(50,744)
Adjustment to correct employee advances	800
Miscellaneous adjustments to correct year end payroll liability accounts	(2,633)
Rounding	(1)
	$ (77,503)

See Independent Auditors' Report.

Goff Backa Alfera & Company, LLC
Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Independent Auditors' Report on Internal Control Structure

To the Shareholders
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Fortune Financial Services, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goff Backa Alfera & Company LLC

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania
February 22, 2012